Exhibit 99.1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons agree and consent to the joint filing on their behalf of the Statement on Schedule 13G, including any amendments thereto, in connection with shares of common stock of DevvStream Corp., an Alberta, Canada corporation, and that this agreement shall be included as an Exhibit to Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G and any amendments thereto.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 14, 2024.

Crestmont Investments LLC		David Beach

By:	/s/ David Beach	/s/ David Beach
Name: David Beach
Title: Principal